

LEFT HAND BREWING CO.
BELGIAN WHITE
nitro
BELGIAN-STYLE WHEAT BEER
BEER BREWED WITH CORIANDER & ORANGE PEEL
LEFT HAND BREWING CO.
LEFT HAND BREWING CO.
MILK STOUT
nitro
AMERICA'S STOUT
LEFT HAND BREWING CO.
STOUT
POUR HARD
6.0%
Peanut Butter
MILK STOUT
nitro
LEFT HAND BREWING CO.